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                                                            OMB APPROVAL
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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[X] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

    BCC Acquisition I LLC, c/o Bay City Capital LLC
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    750 Battery Street, Suite 600
--------------------------------------------------------------------------------
                                   (Street)

    San Francisco, CA 94111
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol    Medarex, Inc. (MEDX)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)     --
                                                                  --------------

4.  Statement for Month/Year    June 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person


TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/16/00   S               120,000       (D)       $80.1875                       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/19/00   S               170,000       (D)       $80.0945                       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/20/00   S                50,000       (D)       $85.125                        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/20/00   S               180,000       (D)       $82.1424                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/21/00   S                85,000       (D)       $83.7353                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/22/00   S                30,000       (D)       $84.2083                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/28/00   S                75,000       (D)       $80.8271                       D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          06/29/00   S                90,000       (D)       $80.854                        D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock          07/03/00   X               454,796       (A)       $10.00    3,376,673            D
-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants              $10.00              07/03/00            X                                       454,796
-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative     6. Date Exer-       7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)        cisable and         Underlying Securities        of          of Deriv-        ship          ture
                               Expiration          (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                               Date                                             ative       Secur-           of De-        direct
                               (Month/Day/                                      Secur-      ities            rivative      Bene-
                               Year)                                            ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                             ----------------------------------------------     5)          Owned            Direct        ship
                             Date     Expira-                 Amount or                     at End           (D) or        (Instr.
                             Exer-    tion        Title       Number of                     of               Indi-         4)
                             cisable  Date                    Shares                        Month            rect (1)
                                                                                           (Instr. 4)       (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants         08/04/98  08/04/02 Common Stock 454,796         See          -0-            D
                                                                              explanation
                                                                              below.
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

Pursuant to the Rights Exchange Agreement ("REA"), dated as of June 10, 1998, the price for each warrant was based on the Face Value (as Defined in the REA) of rights acquired, where $6.75 of Face Value was exchanged for 1 share of the Issuer's Common Stock and a warrant to purchase 0.1222 shares of Issuer's Common Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                             /s/ Fred B. Craves                   7/7/2000
                             -------------------------------  -----------------
                             **Signature of Reporting Person        Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.